SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

              |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated March 10, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT SYSTEMS LTD.
                                       (Registrant)


                                       By: /s/ Ilan Pacholder
                                           -------------------------------------
                                       Name:   Ilan Pacholder
                                       Title:  Corporate Secretary

Dated:  March 10, 2005

    Exhibit No.            Description
    -----------            -----------

    1.                     Press release, dated March 10, 2005.

                                                                       EXHIBIT A

          STOPPAGE OF TENDER PROCESS FOR HELICOPTER UPGRADE IN BULGARIA


Haifa, Israel, March 10, 2005 - Elbit Systems Ltd. (the "Company") (Nasdaq NM:ESLT), reported that it received today notification from the Bulgarian Ministry of Defense announcing the stoppage of the tender process for the Mi-17 and Mi-24 helicopter program. This follows the Company's announcement on December 21, 2004 that the team led by the Company and Lockheed Martin was selected as the preferred bidder for the program.

The Company is exploring with the Bulgarian Ministry of Defense the implication of the announcement and the possibility of resumption of the negotiations.

The program has not been included in the Company's backlog of orders.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems,please visit our website at www.elbitsystems.com
                                                         --------------------



Contacts

Company contact                                     IR Contacts
---------------                                     -----------
Ilan Pacholder, Corporate Secretary  and            Ehud Helft/Kenny Green
VP Finance& Capital Markets
Elbit Systems Ltd                                   Gelbart Kahana
Tel:  972-4 831-6632                                Tel: 1-866-704-6710
Fax: 972-4 831-6659                                 Fax: 972-3-607-4711
Pacholder@elbit.co.il                               ehud@gk-biz.com
                                                    ---------------
                                                    kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.